SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Judgment/Resolution of Lawsuit

In March 2018, AJ Energy LLC (“AJ Energy”) filed a lawsuit against Woori Bank in the Supreme Court of the State of New York, which was later transferred to the United States District Court for the Southern District of New York (the “District Court”), seeking to recover an alleged transfer to Woori Bank from AJ Energy’s foreign investors through an intermediary bank in the amount of EUR 8 billion.

In September 2019, the District Court granted Woori Bank’s motion to dismiss and its motion for sanctions. In its opinion and order, the District Court stated that the evidence submitted by AJ Energy in its complaint were generally forgeries and that no actual evidence supporting the alleged transfer was submitted. Accordingly, the lawsuit was dismissed with prejudice in its entirety, and the District Court ordered AJ Energy and its counsel to pay Woori Bank’s attorney’s fees and costs associated with filing the motions. In October 2019, AJ Energy filed an appeal against the District Court’s order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”).

In September 2020, the Second Circuit affirmed the judgment of the District Court for substantially the same reasons articulated by the District Court. Woori Bank will continue to monitor and proactively respond to any such matters relating to AJ Energy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 6, 2020	By:	/s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President